SendTec, Inc.

877 Executive Center Drive West, Suite 300

St. Petersburg, Florida 33702

Telephone: 727-576-6630

Facsimile: 727-576-4864

August 27, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jorge A. Rivera

Re:	SendTec, Inc. (the “Registrant”)
Registration Statement on Form S-3
File No. 333-151813

Dear Mr. Rivera:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the Registration Statement be accelerated so that the Registration Statement shall become effective at 5:00 p.m., Eastern Time, on Tuesday, September 2, 2008, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SENDTEC, INC.

/s/ Donald Gould, Jr.
Donald Gould, Jr. Chief Financial Officer